PARKERVISION, INC.

4446-1A Hendricks Avenue, Suite 354

Jacksonville, Florida 32207

May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Erin Donahue

Re:       ParkerVision, Inc.

Registration Statement on Form S-3

File No. 333-287427

REQUEST FOR ACCELERATION OF EFFECTIVENESS

ParkerVision, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Wednesday, May 28, 2025, or as soon thereafter as practicable.

Very truly yours,

PARKERVISION, INC.

By:	/s/ Cynthia French
Name:	Cynthia French
Title:	Chief Financial Officer

cc: Paul Lucido, Esq.